SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No.  4 to
Schedule 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Green Builders, Inc.

(Name of the Issuer)

Green Builders, Inc.
Clark Wilson

 (Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

392744108

(CUSIP Number of Class of Securities)

Clark Wilson
Corporate Secretary
8121 Bee Caves Road
Austin, Texas 78746
(512) 732-0932

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Ted Gilman
Andrews Kurth LLP
111 Congress Avenue, Suite 1700
Austin, Texas 78701
(512) 320-9292

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$10,391	$0.00

*
For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $10,391 by the Issuer in lieu of fractional shares immediately following a 1-for-500 reverse stock split to holders of fewer than 500 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.26 per pre-split share and 40,132 pre-split shares, the estimated aggregate number of shares held by such holders.

**
Pursuant to Rule 0-11(b)(1) and Fee Rate Advisory #5 dated March 11, 2009, the transaction valuation equals the value of the securities proposed to be acquired and the filing fee equals $55.80 per million of the transaction value, in each case based on the cash out prices proposed to be paid for the estimated numbers of shares of Common Stock proposed to be acquired in the Rule 13e-3 Transaction.  Because the filing fee payable is less than $1.00, no filing fee was paid.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: Schedule 13E-3
Filing Party: Green Builders, Inc. and Clark Wilson Date Filed: February 26 , 2010

EXPLANATORY STATEMENT

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2009 (as amended to date, the “Schedule 13E-3”) by (i) Green Builders, Inc., a Texas corporation  (the “Company”) and (ii) Clark Wilson.  This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 solely to report the results of the Rule 13e-3 transaction described below.

Certificates of Amendment (the “Amendments”) to the Company’s Certificate of Formation providing for a 1-for-500 reverse split (the “Reverse Split”) of the Company’s Common Stock, par value $0.001 per share (the “Common Stock”), followed immediately by 500-for-1 forward split (the “Forward Split” and, along with the Reverse Split, the “Reverse/Forward Stock Split”) of the Common Stock were filed with the Secretary of State of the State of Texas and became effective after the close of business on February 19, 2010.  As previously disclosed, the filing of the Amendments were approved by the Company’s Board of Directors on November 13, 2009 and by shareholders holding the requisite number of shares of each class of the Company’s capital stock, acting by written consent, on January 28, 2010.  Upon the effectiveness of the Reverse Split, shareholders holding fewer than 500 shares of Common Stock immediately prior to the Reverse Split became entitled to a cash payment equal to $0.26 per share of Common Stock held by them, on a pre-split basis, without interest. Stockholders holding 500 or more shares of Common Stock immediately prior to the Reverse Split participated in the Forward Split and therefore continued to hold the same number of shares immediately after the Forward Split as they did immediately before the Reverse Split.

Based on the information available to the Company as of the date hereof, the Reverse/Forward Stock Split reduced the number of record holders of the Common Stock to fewer than 300. Accordingly, the Company is filing concurrently herewith a Form 15 with the SEC to terminate registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to suspend its reporting obligations under the Exchange Act. Upon the filing of the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q, will be suspended.

On January 29, 2010, the Company filed its definitive Information Statement (the “Information Statement”) pursuant to Regulation 14C under the Exchange Act.  The Information Statement is expressly incorporated by reference herein in its entirety.

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: February 26 , 2010	Green Builders, Inc.

/s/ Clark Wilson
Clark Wilson
President and Chief Executive Officer

/s/ Clark Wilson
Clark Wilson

EXHIBIT INDEX

Exhibit Number	Description
(a)	Definitive Information Statement on Schedule 14C (filed with the Securities and Exchange Commission on January 29, 2010 and incorporated herein by reference).